Exhibit 21.1

Subsidiaries of Columbia Pipeline Partners LP*

Name	Jurisdiction
CPG OpCo GP LLC	Delaware
CPG OpCo LP	Delaware
Columbia Gulf Transmission, LLC	Delaware
Columbia Gas Transmission, LLC	Delaware
Columbia Midstream & Minerals Group, LLC	Delaware

*	This exhibit lists the subsidiaries of Columbia Pipeline Partners LP following the consummation of its initial public offering, which closed on February 11, 2015.